Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

NOTICE TO PARTICIPANTS IN THE:

UBS SAVINGS AND INVESTMENT PLAN

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO

SAVINGS PLUS PLAN

FOR INFORMATIONAL PURPOSES ONLY*

NO ACTION IS REQUIRED OR PERMITTED BY PLAN

PARTICIPANTS

Background

As you may know, UBS AG (“UBS”) has announced a share-for-share exchange offer (the “Exchange Offer”) whereby existing UBS AG ordinary shares (the “UBS Shares”) may be exchanged for ordinary shares of a new listed holding company, UBS Group AG. It is intended that UBS Group AG shares (“UBS Group Shares”) will be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange in the same manner as current UBS Shares.

Under the terms of the Exchange Offer, every UBS Share validly tendered in, and not withdrawn from, the Exchange Offer will be exchanged for one UBS Group Share. The initial offer period of the Exchange Offer is expected to commence on October 14, 2014.

If UBS Group AG has not acquired 100% of the issued and outstanding UBS Shares by the end of the initial offer period, there may be a second offer period. At the end of each offer period and assuming the conditions for the Exchange Offer have been met, all UBS shareholders who tendered in the Exchange Offer will acquire UBS Group Shares.

If, during the Exchange Offer period or within three months thereafter, UBS Group AG acquires more than 90% of the total issued UBS Shares, it intends to initiate procedures that allow it to acquire all the remaining UBS Shares. If this occurs, all remaining holders of UBS Shares are expected to receive one UBS Group Share for each UBS Share they hold.

*	This notice does not constitute an offer of any securities for sale. UBS AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this notice relates. Any decision to invest in UBS Group Shares or rights to acquire such shares in the context of the offering shall be solely made on the basis of the relevant prospectus. Any requests for a copy of the offer to exchange/prospectus may be directed to Georgeson (the U.S. information agent) at +1 (888) 613-9817, or UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Liability Management Group, +1 (203)719-4210 (collect), +1 (888)719-4210 (toll free). The prospectus filed with the SEC is also available on the Plan’s website, at Your Benefits Resources™, via the UBS intranet by typing goto/usbenefits (for active employees) or from home via the internet at http://resources.hewitt.com/ubs.

Effect of Exchange on Your Plan Account

The Exchange Offer applies to all outstanding UBS Shares, including UBS Shares held by your Plan1 in its UBS stock fund (the “UBS Stock Fund”). The UBS Stock Fund is what is known as a “unitized” stock fund, which consists primarily of UBS Shares plus an amount of cash (or cash equivalents) intended to provide for liquidity within the fund.

The Plan and the Plan’s trust agreement have been amended to provide for an independent fiduciary to elect on behalf of Plan participants whether to accept or reject the Exchange Offer for UBS Shares held in the UBS Stock Fund.2 As a result, Plan participants will have no right to instruct the independent fiduciary, the Plan trustee, or any other party with respect to the UBS Shares credited to their Plan accounts. The Plan trustee will tender or refrain from tendering the UBS Shares held by the Plan as directed by the independent fiduciary. In this respect, State Street Bank and Trust Company, a qualified fiduciary with extensive trust and management experience including with respect to independent fiduciary assignments under the Employee Retirement Income Security Act of 1974, as amended, has been appointed to serve as the independent fiduciary. The decision to tender or refrain from tendering the UBS Shares held in the Plan’s UBS Stock Fund is a fiduciary decision that must be made by the independent fiduciary solely in the interest of the Plan participants.

If the independent fiduciary elects to tender the UBS Shares in the UBS Stock Fund in the Exchange Offer, or if the independent fiduciary elects not to tender but the Plan is required to exchange its UBS Shares at a later date by UBS Group AG, the UBS Stock Fund will continue to be a unitized fund but will consist primarily of UBS Group Shares rather than UBS Shares (plus, as before, an amount of cash (or cash equivalents) intended to provide for liquidity within the fund). The UBS Stock Fund holding the UBS Group Shares would then be subject to the same terms and conditions as the current UBS Stock Fund and the UBS Shares currently held in that fund. Lastly, your basis (and any “net unrealized appreciation”) in the UBS Shares will transfer to the UBS Group Shares.

Blackout Period

In connection with the Exchange Offer, all transactions, including directing or diversifying investments in the UBS Stock Fund, liquidating UBS Shares held in the UBS Stock Fund to obtain a loan or distribution from the Plan, or obtaining a distribution in the form of UBS Shares, will be temporarily unavailable to you for a period of time in order for the trustee to tabulate the Exchange Offer results, and, if the Exchange Offer is successful, in order for the UBS Shares that are tendered to be settled in UBS Group Shares. It is anticipated that the settlement process will take no more than eight Swiss business days after the expiration of the Exchange Offer. This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” A mandatory notice describing the blackout period will be provided to Plan participants under separate cover.

[1]	References in this communication to “your Plan” or “the Plan” refer to, as applicable, the UBS Savings and Investment Plan, the UBS Financial Services, Inc. 401(k) Plus Plan, or the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan, that you participate in.
[2]	This constitutes notification to you of a change to your Plan’s provisions relating to the exercise of voting, tender and similar rights with respect to the UBS Stock Fund.

Following the initial offer period, it is expected that contributions to the UBS Stock Fund will be invested in UBS Group Shares plus an amount of cash (or cash equivalents) intended to provide liquidity within the fund and will be subject to the same terms and conditions as the current UBS Stock Fund and the UBS Shares currently held in that fund.3

If for any reason you wish to transfer or liquidate an investment in your Plan’s UBS Stock Fund, or obtain a distribution in the form of UBS Shares (if you are eligible to do so), before the blackout period or the possible exchange for UBS Group Shares, you should do so before the blackout period commencement date described in the upcoming blackout notice.

Shares Outside the Plan

If you hold UBS Shares outside of the Plan, you will receive, under separate cover, information regarding the Exchange Offer. For those UBS Shares you will be given the option of whether or not to tender in the Exchange Offer.

*            *             *

If you have any questions or concerns regarding any of the foregoing information, please contact AonHewitt at 1-888-251-2500. You will be asked to provide the last four digits of your Social Security number and your date of birth. Representatives are available from 9 a.m. to 5 p.m. ET, Monday through Friday.

[3]	This constitutes notice to you of a change in the composition of the UBS Stock Fund triggered by the Exchange Offer, as described above. Whether the UBS Stock Fund is invested in UBS Group Shares or UBS Shares depends on the success of the Exchange Offer.

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary offer to exchange/prospectus. UBS AG and UBS Group may file with the SEC additional materials relevant to the exchange offer, including the filing by UBS Group of a final offer to exchange/prospectus. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by UBS Group in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by UBS Group or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. UBS Group, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 and UBS’s Report on Form 6-K filed with the SEC on 29 September 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.